Exhibit 99.1

Source: Navios Maritime Acquisition

December 14, 2018 09:15 ET

Navios Maritime Acquisition Corporation Completes Acquisition of Navios Maritime Midstream Partners L.P.

MONACO, Dec. 14, 2018 (GLOBE NEWSWIRE) — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) announced that it completed the acquisition of Navios Maritime Midstream Partners L.P. (“Navios Midstream”). Following the close of the market on December 13, Navios Midstream common units no longer are publicly traded on the New York Stock Exchange.

Angeliki Frangou, Chairman and Chief Executive Officer, stated “We are pleased to close this important transaction, which provides Navios Acquisition with a number of benefits, including a simplified corporate structure, larger asset base and enhanced credit profile. We believe that the combined entity will be an attractive investment opportunity for investors.”

Merger Transaction Highlights

Under the terms of the transaction, Navios Acquisition acquired all of the outstanding common units of Navios Midstream though the issuance of approximately 3,683,028 newly issued shares of Navios Acquisition common stock in exchange for the publicly held common units of Navios Midstream at an exchange ratio of 0.42 shares of Navios Acquisition for each Navios Midstream common unit.

Navios Acquisition expects the transaction to:

•	Simplify the capital and organizational structure

•	Increase trading liquidity and public float of the Navios Acquisition common stock

•	Enhance access to the capital markets

•	Enhance Navios Acquisition’s credit profile

•	Allow cash retention to support self-funded growth

•	Build scale through a larger asset base that is capable of generating increased profitability

•	Create significant savings in public company costs

•	Reduce cost of capital

Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and S. Goldman Advisors LLC acted as financial advisor to Navios Acquisition.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to the timing of closing of the proposed Merger and the expected impact of the Merger on Navios Acquisition’s capital and organizational structure, the trading liquidity and float of Navios Acquisition’s common stock and Navios Acquisition’s access to the capital markets, credit profile, cash retention, future profitability, expected cost savings and cost of capital. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements relating to the expected benefits of the transaction and expectations regarding the combined entity. These statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of the charterers of Navios Acquisition and Navios Midstream and the ability of their contract counterparties to fulfill their obligations, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of vessels of Navios Acquisition and Navios Midstream and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, Navios Acquisition and Navios Midstream’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for their respective vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition and Navios Midstream operate; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition and Navios Midstream’s filings with the U.S. Securities and Exchange Commission, including their respective annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition and Navios Midstream expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock or preferred stock.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com